Exhibit 99.2

CSX SENDS LETTER TO SHAREHOLDERS

Highlights CSX’s Proven Strategy to Continue Driving
Earnings Growth and Shareholder Value

Recommends Shareholders Re-Elect the CSX Board of Directors
by Voting the WHITE Proxy Card Promptly

Jacksonville, FL – June 3, 2008 – CSX Corporation (NYSE: CSX) today announced that it has sent a letter to all CSX shareholders in connection with the Company’s annual meeting of shareholders on Wednesday, June 25, 2008.  The letter highlights CSX's proven strategy to continue driving earnings growth and shareholder value and notes that the TCI Group, by its own admission, has no plan for CSX.

The CSX Board of Directors recommends shareholders re-elect its experienced and highly qualified directors and support the Board’s efforts to create additional value by promptly voting the WHITE proxy card by telephone, Internet or mail.  CSX also strongly urges shareholders to disregard any blue proxy card sent by The Children's Investment Fund ("TCI") or other members of TCI's group, including 3G Capital Partners.

Michael J. Ward, CSX chairman, president and chief executive officer, today sent the following letter to shareholders:

June 3, 2008

Vote FOR the CSX Board of Directors on the WHITE Proxy Card

Dear Fellow CSX Shareholder,

CSX IS A GREAT COMPANY WITH A PROVEN STRATEGY

If you invested $1,000 in CSX stock five years ago, you would have earned a return of $3,466 on that investment -- almost 6 times more than if you invested in the average S&P 500 company.  This exceptional shareholder value is driven by our proven strategy and relentless execution.  We believe we will continue to drive earnings growth and shareholder value by capitalizing on highly attractive opportunities in the marketplace and building on the systemic improvements that have greatly benefited customers and investors.

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

Our strategy is rooted in continuing operational excellence.
The entire railroad industry recognizes the renaissance in CSX operations under the leadership of the current Board and management team.  In 2004, after a major management restructuring, CSX began implementing a new operating plan.  Our employees are executing that plan with precision.  On-time freight deliveries have increased by more than 60%, and we are now an industry leader in safety, service and productivity.

We are highly focused on customers.
To further enhance performance, CSX has launched Total Service Integration, a service design initiative that aligns our vastly improved operating capabilities with the needs of our customers.  This enables us to operate longer and more efficient trains, reduce costly loading and unloading times, create more capacity and improve pricing for our services.  The benefits of Total Service Integration go straight to the bottom line.

We are geared for revenue growth.
Revenue growth is driven by our service improvements, which increase fluidity, unlock capacity and support better pricing.  We are capturing value in a dynamic transportation marketplace where rising fuel costs, highway congestion, trucker shortages and globalization open up new markets and opportunities to rail.  We’re also growing in new, emerging and resilient markets such as ethanol and export coal, and forging partnerships with trucking companies to move goods by train over long distances. CSX capitalizes on these opportunities by making smart, targeted investments.  At the same time, CSX is expanding its capability at ports and partnering with state and local governments to achieve solutions to real transportation problems. These targeted efforts are generating significant value.

Productivity comes through solid execution and technology.
CSX has achieved $500 million in productivity improvements over the past four years, with another $400+ million expected through 2010 from sources such as enhanced fleet utilization and labor productivity.  But it doesn’t stop there.  Process Improvement Teams are driving continuous improvements in areas such as crew efficiency and fuel use. (CSX saved over 8 million gallons of fuel last year and is on track to save an additional 10 million gallons this year.)  Our strategy ensures that these efforts are focused on the greatest opportunities. State-of-the-art technologies are also driving productivity and revenue growth.  Here are just a few of the initiatives being developed or in service:

●
Positive Train Control and Locomotive Optimization.  Ensure optimum safety and operating plan compliance.  Allows proactive adjustment of train speeds to optimize fuel economy, while driving increased velocity and asset reliability.

●	Yard Technologies. Allow yards to plan ahead for incoming trains while automating certain maintenance tasks, driving significant benefits in productivity and asset utilization.
●	Asset Tracking. Precisely tracks train assets and people, resulting in higher levels of safety, productivity and fuel efficiency.

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

OUR INDUSTRY-LEADING GUIDANCE IS BASED ON OUR PLAN

With 2007 as the baseline, and with momentum clearly on our side, this Board and management team are confident that CSX can achieve 18% to 21% compound annual growth in earnings per share* (before repurchases) between now and the end of 2010.  That’s about 70% growth over the whole period.  Our projections are based on solid analysis, which indicates that CSX will achieve more than $400 million in productivity, sustained pricing power, and strategic volume growth in key markets.

[To view charts visit http://2008annualmeeting.csx.com in the "Announcements" section]

TCI GROUP: LOOK BEHIND THE CURTAIN

On the other hand, the TCI Group, which is promoting a slate of five new directors for the CSX Board, has no plan and no new ideas for the company.  Instead, they cherry-pick operational and productivity data to misrepresent the facts.  They have purposefully tried to obscure CSX's outstanding performance with bad math, flawed assumptions and half truths.  They’ve made demands that we believe would damage CSX and impair the value of your investment – ideas such as saddling CSX with “junk” rated debt or doing a leveraged buyout at $50 a share, with the stock price now in the high $60’s.

When it comes to value creation through operations and strategic planning, the TCI Group has zero experience.  3G, a member of the TCI Group, has no track record in the U.S. and has never before sought seats on the Board of any U.S. company.  Similarly, TCI has no experience in the U.S., though its track record outside of the U.S. is telling.  TCI has been successful in agitating for the break-up of companies and in blocking transactions overseas, but has never – not even in Europe – offered a strategic plan or worked with a company to improve its operations.

THIS ELECTION IS ABOUT THE FUTURE OF YOUR INVESTMENT IN CSX

✓
It's about growth.  Rails are more important every day, and CSX is a leader in transportation.  Everywhere you look, public officials, transportation experts and environmentalists are crying out for more rail investment.  The TCI Group claims to care about the future of CSX while, against that background, orders your Board, point blank in writing, to "freeze growth investment."  That’s bad for customers and investors, who want us to continue growing.

✓
It's about having a track record and a plan.  As outlined above, CSX is implementing a proven plan that is enhancing the company's operations, productivity, and safety while delivering industry leading results for shareholders.  Conversely, Alex Behring, one of the TCI Group's leaders and Board candidates, admitted publicly that the TCI Group has "no detailed operating plan" for CSX.

✓
It’s about integrity.  Leadership has to be credible, particularly the Board leadership of a company that runs 1,200 trains per day through the densely populated Eastern United States and serves the most vital needs of businesses and communities.  The TCI Group leadership tells you that it brings five independent nominees who will act in your interest.  Privately, the TCI Group is teaming up and has even reached out to recruit new CSX executives and threatened to "disrupt" the Board to have its way.  All told, we believe the TCI Group's nominees, if elected, would act as a block to take effective control of the CSX Board without paying CSX shareholders a premium for that privilege.

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

YOU HAVE A VALUABLE INVESTMENT: PROTECT IT!

CSX is today achieving record revenues, operating income and earnings per share.  CSX has delivered returns of nearly 350% over the past five years.  CSX has industry leading guidance and a solid, proven plan to achieve those expectations and continue delivering shareholder value.

The TCI Group’s leadership offers a handpicked block of nominees and admits to having no plan for the company.  We urge you to test their theories and their track record against the proven and solid performance offered by your Board.

RE-ELECT YOUR DIRECTORS
VOTE THE WHITE PROXY CARD TODAY!

You have the opportunity to help determine the future of CSX and your investment in this company.  You will decide whether CSX continues on its proven path of shareholder value creation led by its Board and management team or is diverted by what we believe is the ill-defined, damaging agenda advocated by the TCI Group.  Do you want CSX to continue executing on its proven plan, or are you comfortable entrusting the value of your investment to the TCI Group? Please vote the WHITE proxy card today to support the proven CSX plan.

Sincerely,

On behalf of the CSX Corporation Board of Directors,
Michael J. Ward, Chairman, President and Chief Executive Officer

NOTE: Total shareholder returns references in this letter are as of May 30, 2008

 Please Vote the WHITE Proxy Card TODAY!

Instructions for voting your shares by telephone, Internet or mail are enclosed, along with your WHITE proxy card and postage-paid return envelope.

If you’ve already signed and returned a blue proxy card, you can revoke that vote and cast a new vote by signing, dating and returning the enclosed WHITE proxy card today.

If you need assistance in voting your shares by telephone, Internet or mail, please contact Innisfree M&A Incorporated, which is assisting the company in this matter, toll-free at 877-750-9497.

Forward-Looking Statements

This information and other statements by the company contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to, among other items: projections and estimates of earnings, revenues, cost-savings, expenses, or other financial items; statements of management’s plans, strategies and objectives for future operation, and management’s expectations as to future performance and operations and the time by which objectives will be achieved; statements concerning proposed new products and services; and statements regarding future economic, industry or market conditions or performance. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "project," "estimate" and similar expressions. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update or revise any forward-looking statement. If the company does update any forward-looking statement, no inference should be drawn that the company will make additional updates with respect to that statement or any other forward-looking statements.

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

Forward-looking statements are subject to a number of risks and uncertainties, and actual performance or results could differ materially from that anticipated by these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others: (i) the company's success in implementing its financial and operational initiatives, (ii) changes in domestic or international economic or business conditions, including those affecting the rail industry (such as the impact of industry competition, conditions, performance and consolidation); (iii) legislative or regulatory changes; (iv) the inherent business risks associated with safety and security; and (v) the outcome of claims and litigation involving or affecting the company.

Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the company's SEC reports, accessible on the SEC’s website at www.sec.gov and the company’s website at www.csx.com.

Important Information
In connection with the 2008 annual meeting of shareholders, CSX Corporation ("CSX") has filed with the SEC and mailed to shareholders a definitive Proxy Statement dated April 25, 2008.  Security holders are strongly advised to read the definitive Proxy Statement because it contains important information. Security holders may obtain a free copy of the definitive Proxy Statement and any other documents filed by CSX with the SEC at the SEC's website at www.sec.gov. The definitive Proxy Statement and these other documents may also be obtained for free from CSX by directing a request to CSX Corporation, Attn: Investor Relations, David Baggs, 500 Water Street C110, Jacksonville, FL 32202.  CSX, its directors, director nominee and certain named executive officers and employees may be deemed to be participants in the solicitation of CSX's security holders in connection with its 2008 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in CSX's definitive Proxy Statement and its May 15, 2008 letter to shareholders filed with the SEC as definitive additional soliciting materials.

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

GAAP Reconciliation
CSX reports its financial results in accordance with generally accepted accounting principles ("GAAP"). However, management believes that certain non-GAAP financial measures used to manage the company's business that fall within the meaning of Regulation G (Disclosure of Non-GAAP Financial Measures) by the SEC may provide users of the financial information with additional meaningful comparisons to prior reported results.

CSX has provided operating margin and earnings per share adjusted for certain items, which are non-GAAP financial measures. The company's management evaluates its business and makes certain operating decisions (e.g., budgeting, forecasting, employee compensation, asset management and resource allocation) using these adjusted numbers.

Likewise, this information facilitates comparisons to financial results that are directly associated with ongoing business operations as well as provides comparable historical information. Lastly, earnings forecasts prepared by stock analysts and other third parties generally exclude the effects of items that are difficult to predict or measure in advance and are not directly related to CSX's ongoing operations. A reconciliation between GAAP and the non-GAAP measure is provided. These non-GAAP measures should not be considered a substitute for GAAP measures.

	2004	2007
Revenue	$8,040	$10,030
Operating Expense	7,043	7,770
Less Pretax Gain on Insurance Recoveries	-	(27)
Plus Restructuring Charge	71	-
Comparable Operating Income	$1,068	$2,233

Comparable Operating Margin	13%	22%

Contacts:
David Baggs, Investor Relations 904-359-4812	Dan Katcher / Andrew Siegel Joele Frank, Wilkinson Brimmer Katcher 212-355-4449
Garrick Francis, Corporate Communications 904-359-1708

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.